UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Witnet Foundation

Legal status of issuer

> **Form**
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> January 8, 2018

Physical address of issuer
160 Greentree Drive, Suite 101, Dover, DE 19904

Website of issuer
https://witnet.foundation

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
DPAs (Debt Payable by Assets)

Target number of Securities to be offered
N/A

Price (or method for determining price)
$1.00

Target offering amount
$200,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
April 30, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 1, 2018

FORM C

Up to $1,070,000.00

Witnet Foundation



DPAs (Debt Payable by Assets)

   This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Witnet Foundation, a Delaware corporation (the "Company," as well as references to "we, " "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in DPAs (Debt Payable by Assets) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $200,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum dollar amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

   The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

   The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive a 6% of the total securities sold cash commission as well as a commission equivalent 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2))	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$3.00	$47.00
Aggregate Minimum Offering Amount	$200,000.00	$12,000.00	$188,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://witnet.foundation no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repay of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 1, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF

REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking

statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: https://witnet.foundation

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repays all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Witnet Foundation (the "Company") is a Delaware corporation, formed on January 8, 2018.

The Company is located at 160 Greentree Drive, Suite 101, Dover, DE 19904.

The Company's website is https://witnet.foundation.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
The Company develops platforms and protocols that leverage distributed ledgers and blockchain technology. The Company may also provide consulting services to companies in the blockchain industry. Among other revenue sources, the company expects to receive compensation for consulting services, if those are in fact actually provided.

The Offering

Minimum amount of DPAs (Debt Payable by Assets) being offered	200,000
Total DPAs (Debt Payable by Assets) outstanding after Offering (if minimum amount reached)	200,000
Maximum amount of DPAs (Debt Payable by Assets)	1,070,000
Total DPAs (Debt Payable by Assets) outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	Arbitrarily
Minimum investment amount per investor	$50.00
Offering deadline	April 30, 2018
Use of proceeds	See the description of the use of proceeds on page 32 hereof.
Voting Rights	See the description of the voting rights on page 41 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

No market for the services we provide currently exists.
Although we have identified what we believe to be a need in the market for our services, there can be no assurances that demand, or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our services. Potential customers may be unwilling to accept, utilize or recommend any of our proposed services. If we are unable to commercialize and market our proposed services when planned, we may not achieve any market acceptance or generate revenue.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup company and our goal is to create or help to create protocol/s and/or platform/s that leverage blockchain technology and distributed ledgers and to educate both businesses and consumers about such technology rather than generating revenue. For that reason, we may not intend to generate revenue in the future and even if we try, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately March 2019, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities to the Purchasers. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of the state of Delaware on January 8, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in development and operations including re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or

services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse

impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Adan Sanchez De Pedro Crespo and Daniele Levi who are Secretary, Vice-President and President, Treasurer of the Company. The loss of Adan Sanchez De Pedro Crespo and Daniele Levi or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Adan Sanchez De Pedro Crespo and Daniele Levi in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Adan Sanchez De Pedro Crespo and Daniele Levi die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The United States tax rules applicable to an investment in the Securities and the underlying digital tokens (the "Tokens") are uncertain and the tax consequences to a Purchaser of an investment in the Securities could differ from the Purchaser's expectations.
The tax rules applicable to the Securities and the underlying digital tokens held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in digital tokens. The tax consequences to a Purchaser of the Securities could differ from the Purchaser's expectations. Purchasers should consult their own tax advisors.

Regulatory risks associated with the issuers operation, with the potential treatment of digital assets as securities, and with unforeseen legal restrictions on debt repayments using digital assets as a novel legal construct
The offering is a debt offering by a non-investment service company under Regulation Crowdfunding. However, there is a regulatory risk associated with (i) the offering registration and exemption eligibility; (ii) redistribution of any assets that constitute securities; (iii) any activities that are deemed investment activities, investment advisory activities, and/or brokering or dealing activities by the issuer. Operating and legal expenses incurred by the issuer to address, challenge and resolve any unfavorable regulatory position may be substantial and may result in the issuer's insolvency. Digital tokens and currencies may or may not meet the definition of securities under US securities law depending on specific facts pertaining to the relevant blockchain project and token uses. There is a risk that the token assets useable to repay the debt obligations under the terms of the offering constitutes securities, in which case the issuer and its affiliates and partners may be restricted or even prohibited from delivering or facilitating the relevant token repayments. Lenders should carefully consult regulatory guidelines on crypto-currencies and crypto investing prior to participating in this offering

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
We have no past operating history, therefore there is no accurate indicator of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

- our ability to effectively manage our working capital;

- our ability to satisfy consumer demands in a timely and cost-effective manner;

- pricing and availability of labor and materials;

- our inability to adjust certain fixed costs and expenses for changes in demand;

- shifts in geographic concentration of customers, supplies and labor pools; and

- seasonal fluctuations in demand and our revenue.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the blockchain industry. Demand for these professionals tends to be tied to

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economic and business cycles. Increases in the unemployment rate, specifically in the financial technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights or commit other legal or regulatory infractions.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and

the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account and not with a view to resale or distribution thereof. This offering is intended for future users of the Witnet Network and not for investors. Future digital tokens created by the Company not intended to be an investment for lucrative or speculative purposes.

Regulation of Cryptocurrencies in the United States and in foreign jurisdictions is in its early stages of development and subject to changes which may have an adverse impact on the Company's ability to distribute Tokens.

The regulatory status of Cryptocurrencies and similar crypto assets, as well as the regulatory status of funds that invest in Cryptocurrencies like the Tokens that may get created in exchange of the Securities, is unclear or unsettled in many jurisdictions. Legislative and regulatory changes or actions at the state, federal, foreign or international level may adversely affect the use, transfer, exchange, and value of Cryptocurrencies. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to such technology and its applications, including the use of Cryptocurrencies as an asset class in which to invest. It is also difficult to predict how or whether legislatures or regulatory agencies may implement changes to laws and regulations affecting the distribution of tokens.

Cryptocurrency (Digital Token) regulation is in its infancy and future regulatory change is unpredictable.

As Cryptocurrencies have grown in popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies have begun to develop regulations governing the Cryptocurrency industry. Regulators are concerned such a large unregulated person to person global economy could potentially enable criminals to evade taxes and lauder money. To the extent that future regulatory actions or policies limit the ability to exchange Cryptocurrencies or utilize them for payments, the demand for Cryptocurrencies will be reduced. Furthermore, regulatory actions may limit the ability of end-users to convert Cryptocurrencies into fiat currency (e.g., U.S. dollars) or use Cryptocurrencies to pay for goods and services. Such regulatory actions or policies would result in a reduction of demand, and in turn, a decline in the per unit price of Cryptocurrencies.

Various foreign jurisdictions may adopt laws, regulations or directives that affect Cryptocurrencies, and their users. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Cryptocurrencies by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the Cryptocurrency economy in the European Union, China, Japan, Russia and the United States and globally, or otherwise negatively affect the value of cryptocurrencies. For example, on October 10, 2017, Russia's President Vladimir Putin denounced the

Cryptocurrencies as risky and used by criminals, and Russia's central bank stated that it would support regulation of the Cryptocurrencies. South Korea announced the ban of all initial coin offerings on October 2, 2017 citing consumer fraud as one reason. On September 4, 2017, China's central bank banned initial coin offerings and subsequently, banned all Cryptocurrency exchanges from operating within the country.

The effect of any future regulatory change on distributed ledger technology and its applications, including Cryptocurrencies. Cryptocurrencies in general is impossible to predict, but any such change could be substantial and adverse to the Tokens that may be created in exchange of the Securities and the value of the investment.

If the Securities are paid back in Tokens, Purchasers should be aware that Tokens have risks which may adversely affect their value.

Instability in the Token exchange market and the closure or temporary shutdown of Token exchanges due to fraud, business failure, hackers, malware, or government-mandated regulation may reduce confidence in the Token exchange market and result in greater volatility in Token prices. As stated below, whether or not Tokens can be legally traded is not determinable at the present moment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Purchasers of the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Purchasers must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. Currently the company has

no other debt outstanding. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We may not be able to repay the debt associated with the Securities upon a Genesis Event or if the Company fails to reach the milestones described in the debt instrument.
Upon the occurrence of events constituting a Genesis Event (defined herein) or failure to reach certain milestones, we will be required to offer to repay the debt associated the Securities. We may not have sufficient funds to repay the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repay the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. There is no assurance the Company will be able to reach the milestones described in the debt instrument.

In the event the Securities are repaid in Tokens, to the extent that future regulatory actions or policies limit the ability to exchange Tokens or utilize them for payments, the demand for Tokens will decrease.
New regulations may make it more difficult to acquire, issue, create and/or use Tokens. Furthermore, regulatory actions may limit the ability of end-users to convert Tokens into fiat currency (e.g., U.S. Dollars) or use Tokens to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities. Therefore, if the Company pays back the Security in Tokens, instead of cash, this may prove to be an illiquid and potentially worthless repayment method.

In the event the Securities are repaid in Tokens, it may be illegal now, or in the future, to acquire, issue, create, own, hold, sell or use Tokens in one or more countries.
Although currently Tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, issue, create, own, hold, sell or use Tokens or to exchange Tokens for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Purchasers, or may adversely affect an investment in the Company.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities nor repay the principal.
Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales,

or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

In the event the company is unable to generate sufficient cash flow or service interest payments, there is a large risk that the company could default on the debt and be unable to repay it, in either cash or Tokens. Due to the fees associated with this Offering, at its conclusion, assuming it is successful, the Company will already have less assets than necessary to repay the Securities in full in cash.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have no vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Purchasers who are not interested in a cash repayment should make serious considerations regarding their desire to purchase this Security, as Tokens may never be available to you, meaning that a cash return may be your only option.
In the event regulatory concerns or any other unforeseen event prevents the ultimate distribution of Tokens, the only assets by which the debt instrument utilized in this offering can be paid back with is cash, based on the interest rates described in the agreement. This means, you should only enter this offering if you are willing to accept a return of investment by the Company in the cash assets it has.

The Security being offered has features which allow Purchasers to redeem it for partial repayment or their principal amount. Purchasers should not consider this a safe investment because (i) the Company is not obligated to return 100% of principal; and (ii) there can be no guarantee there will be sufficient assets on hand to return funds.

Risks Related to the Securities

This offering is intended for future users of the Witnet Network and not for investors. Future Tokens created by the Company not intended to be an investment for lucrative and/or speculative purposes.
In the event the Company is able to successfully launch the protocol, the digital tokens issued thereunder are not meant or designed for investment, lucrative or speculative purposes. Instead, such tokens are just a necessary element for the functioning of the Witnet Network. Investing in the Company under this financing is not the right option for you if you are investing for speculative or lucrative purposes. This offering is intended for future users of the Witnet Network and not for investors. The Company reserves the right to reject any investment commitment made by a Purchaser if the Company believes, in its sole discretion, that the Purchaser intends to purchase the security in order to obtain Tokens for speculative purposes.

The term of this debt instrument and all the rights to receive Tokens from it, will expire at three (3) years.

If the Company is not able to create or issue Tokens within three (3) years of the issuance of the debt instrument, it will pay Purchasers back with all remaining cash on hand, along with interest due by the terms of the debt agreement. This means, Purchasers' upside is potentially capped at the three (3) year rate of return described in the debt agreement. Purchasers should be willing to accept a hard cap on their possible gain from investment. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

There is no guarantee that the Security will be paid back in Tokens of the Company.
Per the terms of the DPA, if the Company cannot produce or create Tokens, the only means to pay back the debt is in cash. As Tokens may be considered securities, there is a substantial risk to there being regulatory risks that prevent the acquisition or distribution of Tokens. While the Company believes any Tokens used to fulfill its debt obligations would be considered non-securities assets, and therefore freely tradeable on the open market, there is a risk that regulators may deem Tokens securities, therefore substantially limiting their liquidity and therefore the Company's ability to fulfill the terms of the DPA with them.

If the Securities are paid back in Tokens, it is unclear whether or not these Tokens will be freely tradable.
At the moment, there is no definitive regulatory position on whether blockchain Tokens are securities or utility devices. While the Company believes any Tokens used to fulfill its debt obligations would be considered non-securities assets, and therefore freely tradeable on the open market, there is a risk that regulators may deem Tokens securities, therefore substantially limiting their liquidity.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Tokens are treated for classification and clearing purposes.
In particular, Tokens may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Form C, the Company is not aware of any rules that have been proposed to regulate Tokens as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Tokens under the law. Such additional regulations may result in additional expenses of the Company thereby materially and adversely impacting the Securities and the Tokens. The Company is aware that the SEC has determined that certain Tokens can be considered Securities, meaning the sale, transfer and use of them may be substantially limited and present regulatory risks and burdens to both the Company as well as to any purchaser of Securities that is repaid in Tokens instead of cash.

Regulatory risks associated with the issuer's operation, with the potential treatment of digital assets as securities, and with unforeseen legal restrictions on debt repayments using digital assets as a novel legal construct.
The offering is a debt offering by a non-investment service company under Regulation Crowdfunding. However, there is a regulatory risk associated with (i) the offering registration and exemption eligibility; (ii) redistribution of any assets that constitute "securities"; (iii) any activities that are deemed investment activities, investment advisory activities, and/or brokering

or dealing activities by the issuer. Operating and legal expenses incurred by the issuer to address, challenge and resolve any unfavorable regulatory position may be substantial and may result in the issuer's insolvency.

Digital tokens and currencies may or may not meet the definition of "securities" under US securities law depending on specific facts pertaining to the relevant blockchain project and token uses. There is a risk that the token assets useable to repay the debt obligations under the terms of the offering constitutes securities, in which case the issuer and its affiliates and partners may be restricted or even prohibited from delivering or facilitating the relevant token repayments. Purchasers should carefully consult regulatory guidelines on crypto-currencies and crypto investing prior to participating in this offering.

The DPAs (Debt Payable by Assets) will not be freely tradable until one year from the initial purchase date. Although the DPAs (Debt Payable by Assets) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the DPAs (Debt Payable by Assets). Because the DPAs (Debt Payable by Assets) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the DPAs (Debt Payable by Assets) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the DPAs (Debt Payable by Assets) may also adversely affect the price that you might be able to obtain for the DPAs (Debt Payable by Assets) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Purchasers of the Securities, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Purchasers must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware General Corporate Law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's

existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to limit individual investors commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

Purchaser is not an owner of the Company and has no decision-making rights or vote.
You are not entitled, as a holder of the Securities, to vote or receive dividends or be deemed the holder of capital stock for any purpose, nor will you have any of the rights of a stockholder or member of the Company, as applicable, or any right to vote for the election of directors or upon any matter submitted to stockholders or members, as applicable, at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company. Furthermore, you will not have any rights to the profits or intellectual property of the Company, and your only claim to the assets of the company are the rights of payment as set forth in the DPA.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. Currently the Company has no other debt outstanding. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

You must provide valid network address and other information for token distribution or forfeit ability to receive tokens.

In the event the Company elects or is required under the terms of the Securities to make a repayment of the Debt Amount (in part or in full) by Tokens, and you fail to provide the Company within fourteen (14) calendar days a network address and other information necessary to facilitate a distribution of digital blockchain tokens, the Company may in its discretion effectuate such repayment in cash and without any interest on such full or partial Debt Amount, without any further obligations. You are responsible for the accuracy of information provided. Providing inaccurate digital key or public address for purposes of token transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

The provisions of the Securities relating to a not reaching the Securities' Milestones will not necessarily protect you.
The Milestone provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "Dissolution Event" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repay the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repay all of the Securities upon a Dissolution Event.
Upon the occurrence of events constituting a Dissolution Event, we may not have sufficient funds to repay the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repay the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

Your ability to redeem the Security we are issuing for cash will not provide a full return of capital.
The Security being offered has features which allow Purchaser to redeem it for partial repayment or their principal amount. Purchasers should not consider this a safe investment because (i) the Company is not obligated to return 100% of principal; and (ii) there can be no guarantee there will be sufficient assets on hand to return funds.

This debt instrument does not accrue cash interest it is repaid in Tokens on or before the Maturity Date. If it not repaid in Tokens by the Maturity Date, it will accrue a one time 15% interest from the date of issuance.
After the third (3rd) anniversary of the debt instrument, 15% cash interest shall be accrued and payable at once on the entire debt amount. The foregoing interest shall not apply if repayment obligations are satisfied before the Maturity Date.

If this debt instrument is repaid in Tokens, the price of the Tokens may be set arbitrarily by the Company.
This means that the value of this DPA relative to the cost of Tokens cannot be determined or guaranteed. In the event the DPA is repaid in Tokens, the asset interest rate's value cannot be determined at the time the DPA is issued. You should consult the full terms of the DPA and the Company's offering before determining whether it is appropriate for you.

Purchaser redemption right may cause the Company to become insolvent, although you may not be seeking or receive redemption of the Securities.

Purchasers have the right to (i) request, within 14 calendar days of receiving notice of the failure to reach the 1st milestone, 60.0% of their respective investments amount in cash if the Company fails to reach the 1st milestone (Prototype - successful creation of a prototype that displays how the protocol will work from a user perspective. projected to launch within 6 months as of the date of the corresponding DPA) or (ii) request, within 14 calendar days of receiving notice of the failure to reach the 2st milestone, 30.0% of their respective investments amount in cash if the Company fails to reach the 2st milestone (Testnet – Successful creation of a functional network ready for testing purposes and projected to launch within eighteen (18) months as of the date of the corresponding DPA), all of the above with no interest or other duties owed to the Purchaser, and with the applicable remaining amount of the DPA being deemed a debt forgiveness by the Purchaser. If a significant number of Purchasers request such redemptions (which may or may not include you) and the Company does not have the adequate amount of cash on hand, the Company will be unable to pay such claims and may be forced to refinance, raise additional capital or become insolvent and seek bankruptcy proceedings, in which case you may loose all of your investment. At any time subsequent to the occurrence of the 2nd milestone, assuming it is met, and prior to 3rd anniversary of the security, if the Company decides in good faith that there will be no Genesis Event, due to technical, business and/or regulatory challenges, the Company may elect to satisfy its obligations with respect to the respective investment in full by remitting a cash amount equivalent to at least five percent (5%) of the respective investment, with no interest or other duties owed to the Lender, and with the remaining ninety-five percent (95%) or less of the respective investment being deemed a debt forgiveness by the Lender. Upon the 3rd year anniversary of the securities issuance, if the respective investments have not been repaid, the respective investments in its entirety shall be immediately due and payable together with fifteen percent (15%) interest payable. Following the Maturity Date, interest shall accrue on all amounts due under this paragraph at a 5% annual rate.

The Company may use other methods of distribution that might allow other investors to purchase or receive Tokens on better terms than you receive under the DPA or that might dilute the value of the Tokens.
In addition to the Offering, the Company may also distribute the Tokens through the following mechanisms, each of which could result in both a decrease in the value of the Tokens and in certain purchasers and other recipients purchasing them on more advantageous terms:

• Additional Direct Sales. In the event that the Company determines that the Tokens are reasonably treated as non-securities, the Company may sell additional Tokens directly.

• Sale of Additional DPAs. The Company may also issue additional DPAs on better terms than the DPA you are purchasing.

• Sale of other instruments. The Company may sell other instruments (e.g. SAFT) targeting accredited investors only pursuant to which the recipients of such instruments may be entitled to receive Tokens.

• Mining. Tokens may also be mined in the future by users who engage in building the network blockchain after it is live.

• Sales and Giveaways to employees, sponsors, or investors of the Company. The Company anticipates providing the Tokens as a form of bonus or compensation to employees, sponsors or other investors of the Company, either for free or for a reduced price.

• Giveaways. To encourage use and development of the network, the Company may provide Tokens as rewards to users of the network for certain activities; the Company may provide Tokens as rewards in circumstances where it believes the Tokens will not be treated as securities.

Some of these sales and distributions may occur at a substantial discount to the amount paid by Investors in the DPAs and/or may result in other terms that are more advantageous to other investors and recipients.

In addition, the Company may sponsor other types of offerings or distributions of Tokens in the future, which may further dilute the value of the Tokens or be offered on more advantageous terms.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company develops platforms and protocols that leverage distributed ledgers and blockchain technology. The Company may also provide consulting services to companies in the blockchain industry. Among other revenue sources, the Company expects to receive compensation for consulting services, if those are in fact actually provided.

Business Plan
We are a company specialized in distributed ledger technology, developing decentralized protocols and that may provide consulting services to clients in the blockchain industry. We seek to develop and/or foster adoption of protocols that leverage distributed ledgers. Drawing on a combination of industry expertise and technology know-how we also might seek to provide consulting services to companies that want to make use of decentralized protocols or in general blockchain technology.

History of the Business The Company's Products and/or Services

Product / Service	Description	Current Market
None	N/A	N/A

The Company plans to develop a platform enabling users to retrieve, attest and deliver any information publicly available on the internet. The Company may also offer consulting services to companies in the blockchain industries. The proceeds of the Offering may be used in full or in part to develop such platform and to render such services.

The Company may offer consulting services to companies in the blockchain industry that want to use the platforms or protocols developed by the Company itself or by third parties. The services may be offered to these companies directly.

Competition
The Company competes most directly with other companies developing protocols and platforms that leverage distributed ledgers and blockchain technology. The Company also competes with companies servicing blockchain startup's technical and business needs.

The Company may seek to gain a competitive advantage by providing consulting services mostly, but not limited to, to companies that want to use the protocols and platforms developed by the Company itself.

Supply Chain and Customer Base
Accounting, legal and technology services, to be provided by reputable service providers in these industries.

Intellectual Property
The Company is dependent on the following intellectual property:

Standard IP assignment agreements from founders for the benefit of the Company.

Governmental/Regulatory Approval and Compliance
Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation
None

Other
The Company's principal address is 160 Greentree Drive, Suite 101, Dover, DE 19904

The Company has the following additional addresses: Calle Hortaleza 108, 6º izq. 28004 Madrid - SPAIN

The Company conducts business in Spain.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$12,000	6.00%	$64,200
Estimated Attorney Fees	1.50%	$3,000	0.28%	$3,000
Estimated Accountant/Auditor Fees	1.50%	$3,000	0.28%	$3,000
General Working Capital	91.00%	$182,000	93.44%	$999,800
Total	**100.00%**	**$200,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: At the Company's sole discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Adan Sanchez De Pedro Crespo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary, Vice-President

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Stampery Labs, S.L.: Multiple Roles, July 2015 - present Stampery Inc.: Multiple Roles, September 2015 - present Waaltcom S.C.: CEO, January 2015 - July 2015

Education

Escuela Superior de Formación Profesional Óptima (Málaga, Spain), "Associate Degree in Software Engineering"

Name
Daniele Levi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, Treasurer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Stampery, Inc.: CEO, September 2015 - present Stampery Labs, S.L.: CEO, July 2015 - present The Press Promotional Marketing, S.L.: VP of Sales, November 2009 - November 2016

Education
Antonio de Nebrija University (Madrid, Spain), bachelor in "Comunicación Audiovisual "

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Adan Sanchez De Pedro Crespo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Secretary, Vice-President

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Stampery Labs, S.L.: Multiple Roles, July 2015 - present Stampery Inc.: Multiple Roles, September 2015 - present Waaltcom S.C.: CEO, January 2015 - July 2015

Education

Escuela Superior de Formación Profesional Óptima (Málaga, Spain), "Associate Degree in Software Engineering"

Name
Daniele Levi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, Treasurer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Stampery, Inc.: CEO, September 2015 - present Stampery Labs, S.L.: CEO, July 2015 - present The Press Promotional Marketing, S.L.: VP of Sales, November 2009 - November 2016

Education
Antonio de Nebrija University (Madrid, Spain), bachelor in "Comunicación Audiovisual "

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	4,000,000
Voting Rights	Not Applicable
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable. The Company does not have any convertible securities.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if	100.0%

convertible securities).	

The Company has the following debt outstanding: N/A

Following the Offering, the total amount of outstanding indebtedness of the Company will be $200,000.0 if the Minimum Amount is raised and $1,070,000.00 if the Maximum Amount is raised.

Valuation
The Company has ascribed no valuation related to the Offering price of the Securities.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The founders of the Company, Daniele Levi and Adan Sanchez De Pedro Crespo, each own 50% of the Company's capital stock.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Daniele Levi	50.0%
Adan Sanchez De Pedro Crespo	50.0%

Following the Offering, the Purchasers will not own any capital stock of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We are a pre-revenue company, recently organized, and our primary expenses consist of legal, accounting, general providers and contractor payment. We do not anticipate generating revenue until 2019.
The Company does not expect to achieve profitability in the next 12 months and intends to focus on developing a prototype of a platform enabling users to retrieve, attest and deliver any information publicly available on the Internet.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds".

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 200,000 of DPAs (Debt Payable by Assets) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $200,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without

interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined by Arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and form of Security in conjunction with the following summary information.

Definitions
For purposes of this section the capitalized terms shall be defined as follows:

Debt Amount: the amount of the loan made by the Investor; the initial purchase price of the DPA.

Asset Interest Rate: 20.0% interest shall be accrued and payable if repayment is made in Tokens at any time during the first three years of the date of issuance.

Fiat Interest Rate: After if not repaid by the maturity date, the dpa will accrue a one time 15% interest. from the date of issuance, 0.0% interest shall be accrued and payable on a monthly, non-compound basis with respect to any unpaid amount. No interest shall accrue and be payable if repayment obligations are satisfied in cash by if not repaid by the maturity date, the dpa will accrue a one time 15% interest. from the date of the issuance of the DPA.

Tokens: digital blockchain tokens issued by The Company and its Affiliaites ("Token Developer") as part of a Public Token Offering. For debt satisfaction under the terms of this

DPA, Tokens shall be valued at the undiscounted price set by the Token Developer for purposes of the Genesis Event ("Token Valuation").

Milestone No. 1: *Prototype* - Successful creation of a prototype that displays how the protocol will work from a user perspective. Projected to launch within six (6) months of the date hereof.

Milestone No. 2: *Testnet* – Successful creation of a functional network ready for testing purposes. Projected to launch within eighteen (18) months of the date hereof.

Mainnet Release: The completion of the mainnet blockchain protocol, created by the Company or its Affiliates, ready for use by the general public at the reasonable discretion of the company.

Genesis Event: The time when the Mainnet Release has been made available to the general public, at the reasonable discretion of the Company.

Interest Payment and Amortization Schedule
The principal amount of a single DPA or "Security" is the Debt Amount. The Securities will not have any original issue discount.

The Asset Interest Rate shall be accrued and payable by the Company if repayment is made in Tokens at any time during the three years from the date of issuance in the event there is a Genesis Event. At any time before three years from the issue date of the DPA, if the Company has ownership or control of Tokens in an amount adequate to satisfy its repayment obligations under the DPA and other DPAs contemporaneously issued as part of the same offering in full, including any accrued and unpaid interest, the entire Debt Amount, as defined below, shall be due and payable to Investor, together with interest accrued on the entire Debt Amount at the Asset Interest Rate (as defined below) (said interest also payable in Tokens), to be calculated based on the Token Valuation (as defined below).

The Securities will mature upon three years from the date of issuance. The Securities are pre-payable by the Company, per the terms within the DPA, in the company's discretion (with no prepayment penalties).

Early Repayment by Issuer

Purchasers have the right to (i) request, within 14 calendar days of receiving notice of the failure to reach the 1st milestone, 60.0% of their respective investments amount in cash if the Company fails to reach the 1st milestone (Prototype - successful creation of a prototype that displays how the protocol will work from a user perspective. projected to launch within 6 months as of the date of the corresponding DPA) or (ii) request, within 14 calendar days of receiving notice of the failure to reach the 2st milestone, 30.0% of their respective investments amount in cash if the Company fails to reach the 2st milestone (Testnet – Successful creation of a functional network ready for testing purposes and projected to launch within eighteen (18) months as of the date of the corresponding DPA), all of the above with no interest or other duties owed to the Purchaser,

and with the applicable remaining amount of the DPA being deemed a debt forgiveness by the Purchaser. If a significant number of Purchasers request such redemptions (which may or may not include you) and the Company does not have the adequate amount of cash on hand, the Company will be unable to pay such claims and may be forced to refinance, raise additional capital or become insolvent and seek bankruptcy proceedings, in which case you may loose all of your investment. At any time subsequent to the occurrence of the 2nd milestone, assuming it is met, and prior to 3rd anniversary of the security, if the Company decides in good faith that there will be no Genesis Event, due to technical, business and/or regulatory challenges, the Company may elect to satisfy its obligations with respect to the respective investment in full by remitting a cash amount equivalent to at least five percent (5%) of the respective investment, with no interest or other duties owed to the Lender, and with the remaining ninety-five percent (95%) or less of the respective investment being deemed a debt forgiveness by the Lender.

Repayment upon Maturity
Upon the 3rd year anniversary of the securities issuance, if the respective investments have not been repaid, the respective investments in its entirety shall be immediately due and payable together with fifteen percent (15%) interest payable. Following the Maturity Date, interest shall accrue on all amounts due under this paragraph at a 5% annual rate.

If the principal amount can be paid in Tokens, there shall be a 20.0% interest amount accrued and payable at the same time with the repayment of the debt, all in Tokens. Under certain conditions, upon the Company's election, the Securities may be payable in cash with no interest in the first anytime before reaching the 1st milestone, anytime before the 2nd milestone assuming the 1st milestone is met, and any time between the 2nd milestone and the maturity date, assuming both milestones are met. months from the date of issuance, and monthly 0.0% interest shall accrue monthly in arrears on a noncompound basis after the if not repaid by the maturity date, the DPA will accrue a one time 15% interest of the issuance date until the Securities mature by three years from the date of issuance.

The Securities are non-amortizing and the entire principal amount will be due and payable at maturity, unless otherwise prepaid as described above and as per the form of DPA attached.

Payments
With respect to any partial or full satisfaction of the Debt Amount by Tokens, the number of Tokens shall be determined based on the Token Valuation. Where possible, the Token distribution may include fractional Tokens. In the event fractional Tokens are not available, (i) the Investor will receive one full Token if the fractional remainder is equal to or in excess of 0.50 Tokens or (ii) the Investor will forfeit the value of the fractional Tokens if the fractional remainder is less than 0.50 Tokens.

In the event the Company elects or is required under the terms of the DPA to make a repayment of Debt Amount (in part or in full) by Tokens, if upon notice Investor fails to provide to Company within 14 calendar days a network address and other information necessary to facilitate a distribution of digital blockchain Tokens, the Company may in its discretion effectuate such repayment in cash and without any interest on such full or partial Debt Amount, without any further obligations associated thereto and in full satisfaction of such full or partial Debt Amount. Investor is responsible for the accuracy of information provided. Providing inaccurate digital key or public address for purposes of Token transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

Dissolution Event

If a Dissolution Event occurs before repayment obligations under the DPA have been satisfied in full, Investor shall have priority over all other creditors with respect to (i) any cash funded by Investor remaining in a Company escrow account allocated to such DPA, and (ii) that portion of such Tokens in the Company's possession or control that represents Investor's interest as a fraction of all DPAs issued contemporaneously with this DPA as part of the same offering, to the extent such Tokens are not securing other indebtedness.

Genesis Event

At any time before the third anniversary of the DPA, in a connection with Genesis Event, if the Company has ownership or control of Tokens in an amount adequate to satisfy its repayment obligations under this DPA and other DPAs contemporaneously issued as part of the same offering in full, including any accrued and unpaid interest, the entire Debt Amount shall be due and payable to Purchaser in Tokens, together with interest accrued on the entire Debt Amount at the Asset Interest Rate (said interest also payable in Tokens), to be calculated based on the Token Valuation.

Termination

This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations in full.

Security

The Securities are not secured.

Subordination

The Securities are not subordinate to other indebtedness of the Company.

Events of Default

In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Securities, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, there are no other events of default pursuant to the Securities.

Covenants

The Securities contain no restrictive covenants, which would inhibit its ability to take certain actions. The Company intends to transact with its affiliates.

Voting and Control

The Securities will not have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company has the right to cease operations and distribute funds acquired through the offering, as well as any other assets of the Company to satisfy and extinguish this debt issued during this offering with in the first anytime before reaching the 1st milestone, anytjme before the 2nd milestone assuming the 1st milestone is met, and any time between the 2nd milestone and the maturity date, assuming both milestones are met. from the date of issuance. Purchasers are not guaranteed a return on their investment.

Upon the Maturity Date of this DPA, if the Debt Amount has not been repaid in accordance, the Debt Amount in its entirety shall be immediately due and payable together with interest payable at the Fiat Interest Rate. Following the Maturity Date, interest shall accrue on all amounts due under this paragraph at a five percent (5%) annual rate.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence.

Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Daniele Levi
Relationship to the Company	Director and Officer
Total amount of money involved	$200.00
Benefits or compensation received by related person	Future tokens of the Company
Benefits or compensation received by Company	The right to receive future tokens was granted to the related person in exchange of $200 and such related person's intellectual property
Description of the transaction	The Company granted the related person the right to receive a number of tokens of the Company up to 4.94% of the Witnet Tokens at the time of the launch of the Company's decentralized oracle network

Related Person/Entity	Adan Sanchez De Pedro Crespo
Relationship to the Company	Director and Officer
Total amount of money involved	$200.00
Benefits or compensation received by related person	Future tokens of the Company
Benefits or compensation received by	The right to receive future tokens was granted

Company	to the related person in exchange of $200 and such related person's intellectual property
Description of the transaction	The Company granted the related person the right to receive a number of tokens of the Company up to 4.94% of the Witnet Tokens at the time of the launch of the Company's decentralized oracle network

Intellectual Property

Related Person/Entity	Daniele Levi
Relationship to the Company	Director and Officer
Total amount of money involved	$0.00
Benefits or compensation received by related person	Related person assigned intellectual property to the Company as partial consideration of such related person's subscription of shares of common stock
Benefits or compensation received by Company	The Company received the intellectual property from the related person
Description of the transaction	Standard Proprietary Information and Innovation Assignment Agreement

Related Person/Entity	Adan Sanchez De Pedro Crespo
Relationship to the Company	Director and Officer
Total amount of money involved	$0.00
Benefits or compensation received by related person	Related person assigned intellectual property to the Company as partial consideration of such related person's subscription of shares of common stock
Benefits or compensation received by Company	The Company received the intellectual property from the related person
Description of the transaction	Standard Proprietary Information and Innovation Assignment Agreement

Future Transactions

Related Person/Entity	Stampery Labs, S.L., a Spanish corporation 100% owned by Stampery, Inc., a Delaware

	corporation.
Relationship to the Company	Daniele Levi is a director and officer of Stampery, Inc. and Stampery Labs, S.L. He also owns 44.26% of Stampery, Inc. Adan Sanchez De Pedro is the Chief Techonology Officer of Stampery, Inc. and he also owns 31.30% of its capital stock.
Total amount of money involved	$0.80
Benefits or compensation received by related person	It is expected that Stampery Labs, S.L. will receive at least 80% of the proceeds raised in the Witnet financing.
Benefits or compensation received by Company	The Company will receive technical support, IT, IP, labor, R&D, engineering, infrastructure, deployment, etc from Stampery Labs, S.L for the creation of the potential future Witnet Network and token.
Description of the transaction	Services Agreement

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Daniele Levi
_____
(Signature)

Daniele Levi
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Daniele Levi
_____
(Signature)

Daniele Levi
_____
(Name)

President
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A Financial Statements
Exhibit B Video Transcript
Exhibit C Offering Page
Exhibit D Form of Token DPA

EXHIBIT A

Financial Statements

WITNET FOUNDATION

Unaudited Financial Statements

January 8, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 27, 2018

To: Board of Directors of Witnet Foundation
        Attn: Daniele Levi

Re: 2018 (inception) Financial Statement Review
        Witnet Foundation

We have reviewed the accompanying financial statements of Witnet Foundation (the "Company"), which comprise the balance sheet as of January 8, 2018 (inception), and the related statements of income and cash flows for the period of January 8, 2018, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group, LLC
Aurora, CO

WITNET FOUNDATION
BALANCE SHEET
As of January 8, 2018
(Unaudited)

ASSETS

Current Assets:		
Cash and cash equivalents	$	0
Total Current Assets		0
TOTAL ASSETS	$	0

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Current Liabilities:		
Accounts Payable	$	0
Total Liabilities		0
TOTAL LIABILITIES		0
Commitments and Contingencies		
Stockholders' Equity:		
Common Stock, $0.0001 par, 10,000,000 shares authorized, 4,000,000 shares issued as of January 8, 2018		400
Subscription receivable		(400)
Additional paid-in capital		0
Retained Earnings		0
Total Stockholders' Equity		0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	0

WITNET FOUNDATION
STATEMENT OF OPERATIONS
From Inception to January 8, 2018
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross Profit (Loss)		0
Operating Expenses:		
General and administrative		0
Sales and marketing		0
Organizational expenses		0
Total Operating Expenses		0
Operating Income		0
Provision for Income Taxes		0
Net Income	$	0


WITNET FOUNDATION
STATEMENT OF STOCKHOLDERS' EQUITY
For January 8, 2018
(Unaudited)


	Common Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Par Value				
January 8, 2018 (Inception)						
Issuance of common stock to founder	4,000,000	$ 400	$ 0	$ (400)	$ 0	$ 0
Net Income	0	0	0	0	0	0
Balance as of January 8, 2018	0	$ 0	$ 0	$ (400)	$ 0	$ 0


WITNET FOUNDATION
STATEMENT OF CASH FLOWS
From Inception to January 8, 2018
(Unaudited)


Cash Flows From Operating Activities

Net Loss	$	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Decrease) Increase in accrued expenses		0
Net Cash Used In Operating Activities		0

Cash Flows From Investing Activities

Purchase of property and equipment	0
Net Cash Used In Investing Activities	0

Cash Flows From Financing Activities

Issuance of common stock	0
Net Cash Provided By Financing Activities	0

Net Change In Cash and Cash Equivalents	0

Cash and Cash Equivalents at Beginning of Period		0
Cash and Cash Equivalents at End of Period	$	0

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	0
Cash paid for income taxes		0


7


WITNET FOUNDATION
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 8, 2018
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Witnet Foundation. (which may be referred to as the "Company," "we," "us," or "our*")* develops platforms and protocols that leverage distributed ledgers and blockchain technology. The Company may also offer consulting services to companies in the blockchain industry that want to use the platforms or protocols developed by the Company itself or by third parties. The services may be offered to these companies directly. Among other revenue sources, the company expects to receive compensation for services rendered, if those are actually provided.

The Company incorporated in January 2018 in the State of Delaware. The Company is currently headquartered in Madrid, Spain but is planning on expanding to the United States during 2018. The Company did not begin operations until 2018.

Since Inception, the Company has relied on advances from founders to fund its operations. As of January 8, 2018, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 5). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign, sales of securities to accredited investors and the entering into a service agreement with a third party to provide certain back-office support (see Note 7), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of January 8, 2018, the Company is operating as a going concern. See Note 1 and Note 5 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of January 8, 2018, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or,

if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of January 8, 2018, the Company did not have any outstanding accounts receivable as it has not yet begun operations as of January 8, 2018.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of January 8, 2018.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of January 8, 2018 as the Company had not yet begun operations. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of January 8, 2018, the unrecognized tax benefits accrual was zero as the Company had not yet begun operations.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of January 8, 2018, the Company had recognized no sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research

and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed a corporate or state income tax return since the Company was not operational as of a calendar year end and therefore a tax return has not yet been required to be filed. Tax returns once filed will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and

therefore did not incur any profit as of January 8, 2018. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign, sales of securities to accredited investors and the entering into a service agreement with a third party to provide certain back-office support (see Note 7) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – STOCKHOLDER'S EQUITY

Issuance of Common Stock

In January 2018, the Company sold 4,000,000 shares of common stock to the founding member for a purchase price of $400 or $0.0001 per share. Consideration was provided in the form of $400 cash. The common shares vest 25% on June 8, 2018 and 1/18th of the remaining each month for 18 months beginning on July 8, 2018. The unvested common stock is subject to repurchase by the Company ("Repurchase Option") if the founding member terminates employment with the Company. The Company can exercise the Repurchase Option for a period of 60 days from the date of termination of the Founder.   Upon a change in control and termination of the Founder within a month before or a year after a change in control, the remaining shares will be released immediately from the Repurchase Option.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to 1,070,000 units of Debt Payable by Assets ("DPA") for up to $1,070,000. The Company is attempting to raise a minimum amount of $200,000 in this offering and up to $1,070,000 maximum.

The DPA can be repaid prior to the third anniversary of the effective date. If the repayment is made in tokens, tokens will be issued equal to the amount of principal plus 20 percent interest. If the repayment is made in cash, the cash repayment amount will be equal to a variable of the initial principal depending on how long it has been since the issuance of the debt.   The DPA matures at the third anniversary of the effective date.   If the DPA remains outstanding as of the third anniversary, the DPA will accrue 15% interest on a one-time basis.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Anticipated SAFT Offering

The Company is offering (the "Crowdfunded Offering") up to 29,000,000 SAFTs ("Simple Agreement for Future Tokens") for up to $29,000,000. The SAFT's will be sold to investors who meet the requirements for accredited investors.

Management's Evaluation

Management has evaluated subsequent events through February 27, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Video Transcript

Witnet Foundation - Video Transcript

Blockchain technology promises to revolutionize business by creating smart contracts that, unlike paper contracts, are impossible to breach.

However, up until now, smart contracts are completely isolated from the rest of the Internet. This is called "the oracle problem".

With Witnet, this be won't a problem any more.

The Witnet protocol connects smart contracts to any data source available online. Sport results, stock prices, weather forecasts... you name it!

Witnet will also allow blockchains to interoperate right with each other—for example, an Ethereum smart contract will be able to check the state of a Bitcoin transaction, and act based on it.

The protocol works thanks to a distributed network of mining nodes—called witnesses—who earn Wit tokens as a reward for retrieving web data and reporting it directly to the smart contracts.

Veracity of this data is guaranteed by a consensus algorithm that detects fraudsters, who are immediately punished.

All of this, without any centralized authority or single point of failure.

Witnet. Smart contracts with real power.

EXHIBIT C

Offering Page



Company Name	Witnet

Logo	

Headline	Create smart contracts with real power!

Cover photo	

Hero Image	

Tags	Tech, Blockchain

Pitch text	

The problem



Blockchain technology promises to revolutionize business by creating *smart contracts* that, unlike paper contracts, are impossible to breach. However, at this point, smart contracts are completely isolated from the rest of the Internet.

This is called "The Oracle Problem".

The solution: smart contracts with real power!



The Witnet protocol connects smart contracts to any online data source. Sports results, stock prices, weather forecasts or even other blockchains.

The protocol works thanks to a distributed network of mining nodes—called witnesses— who earn Wit tokens as a reward for retrieving web data and reporting it directly to the smart contracts.

Wit: a minable native token

Witnesses are also in charge of validating transactions in the network and bundling them into blocks that get appended to the blockchain periodically.

In doing so, they collect transaction fees and block rewards.



Decentralized and fair by default

The probability for every witness to be assigned tasks or mine new blocks is directly proportional to their past performance in terms of honesty—their reputation.

The Witnet protocol is designed to make Wit mining viable even on commodity hardware, thus guaranteeing fairness and decentralization.



100% truth, 0% trust

Data provided by Witnet is reliable not because of authority but because it comes from anonymous witnesses who are incentivized to remain honest and to compete for rewards.



In addition, the veracity of this data is guaranteed by a consensus algorithm that detects fraudsters, who are immediately punished.

The door to a world where history is no longer written by the victors



Witnet will enable the creation of "Digital Knowledge Arks": decentralized, immutable, censorship-resistant and eternal archives of humanity's most relevant digital data.

A series of truth vaults aimed to ensure that knowledge and truth remain democratic and verifiable forever.

Learn more about the Digital Knowledge Arks >

Compatible with existing smart contract platforms

Witnet complements (and completes!) other smart contract platforms like Ethereum thanks to *"bridge nodes"*.

Bridge nodes are the interface between Witnet and other blockchains and will allow all kind of atomic cross-chain operations (asset transfers, contract calls, swaps, etc.)

Witnet will also be used to connect different blockchains and pass information between them. Imagine an Ethereum smart contract reading the state of a Bitcoin transaction and acting based on it. With Witnet, that's a piece of cake!

Read this article to know how Ethereum <> Witnet bridge nodes will work in practice:



Ethereum ❤ Witnet

Smart contracts are getting new superpowers by using Witnet to interact with any external data source!

medium.com

Brought to you by an unstoppable team of makers

Witnet is an open source project originally devised by Stampery, the leaders of blockchain-powered data certification. The protocol is now being developed by *Witnet Foundation* in collaboration with a community of independent contributors.

Ever since Stampery was founded in 2014, they have been on a mission: replacing blind trust with mathematical proof. Witnet is the next step towards this goal.

Stampery is backed by top venture capital funds and angel investors, including Tim Draper and Blockchain Capital.

The Stampery team has also been involved in the development of Aragon, Trailbot, Mongoaudit and Loqui IM.

Token distribution













70%
Mining
Earned by witnesses thhrough block mining rewards that decrease over time.
30%
Genesis
Minted and assigned in the first block of the chain.
Witnet Foundation 20%
Investors 10%

- No more than 2,500,000,000 wit tokens (*wits*) will ever exist.
- 70% will be mined by witness nodes through block rewards that will decrease over time.
- 30% will be minted in the genesis block (first block in the chain). These will be assigned as follows:
  - 20% to Witnet Foundation for development, research and engineering grants, community building and marketing actions; as well as rewarding previous Stampery investors*.
  - 10% to Republic investors (max. $1.07M) and a separate private sale limited to accredited investors (max. $28.93M).

(*) *All wit tokens assigned to Witnet Foundation (including those directly assigned to founders and previous Stampery investors) will have a linear vesting scheme for 2 years preceded by an initial 6-month lock-up period, with the only exception of 50% of them, which the Foundation will at its own discretion spend rewarding early contributions coming from community members. All other wit tokens (including those given as a repayment or interest to investors in this offering) will be completely free from vesting and lock-up and they will be usable as soon as the Witnet network is launched to the public as a "mainnet" release. All vesting and lock-up periods described here are also counted from the date of that same "mainnet" release.*

About this offering

This offering is a *Witnet Foundation* debt offering, payable:

- By assets (Wit tokens), with a 20% interest, or
- By cash, with no interest, if the tokens never get issued for any reason.

Investors do not receive any equity interest or ownership in *Witnet Foundation* or any of its affiliates. Repayment obligations are set forth in and limited to the terms of the DPA Agreement. Key repayment terms are listed below but are qualified entirely by the terms of the DPA Agreement. Please carefully review the entire DPA Agreement before participating in this offering.

- Once the Witnet network and the underlying protocol are fully functional, a "mainnet" public release of the software has been made, and the Wit token has been released to the public, investors will be repaid in full by Wit tokens, together with a 20% interest also paid by Wit tokens.
- Within 6 months from the end of this offering, *Witnet Foundation* will create a prototype displaying how the protocol will work from a user perspective (Milestone 1). If *Witnet Foundation* fails to reach this milestone, it will repay 60% of the debt amount in cash to investors, with no interest rate. The same repayment will be done under the same conditions at any time before reaching this milestone if *Witnet Foundation* decides in good faith that the Wit token

will not be released to the public for regulatory reasons or on any other grounds.

- Within 18 months from the end of this offering Witnet Foundation will create a *"testnet"* preview of the functional network for testing purposes (Milestone 2). If *Witnet Foundation* fails to reach this milestone, it will repay 30% of the debt amount in cash to investors, with no interest rate. The same repayment may be done under the same conditions at any time before reaching this milestone if *Witnet Foundation* decides in good faith that the Wit token will not be released to the public for regulatory reasons or on any other grounds.
- At any time after Milestone 2 and before 3 years from the end of this sale, if *Witnet Foundation* decides in good faith that the Wit token will not be released to the public for regulatory reasons or on any other grounds, it will repay 5% of the debt amount in cash to investors, with no interest rate.
- Please carefully review the entire DPA for complete terms, as well as the risk factors set forth in the "Risk" section down below. Also, do not hesitate to ask for clarification using the discussion box at the bottom of this offering page.

Become part of this revolution.

Join the community on Telegram   **Read the whitepaper**

Invest in Witnet

Team

	Adán Sánchez de Pedro	Co-founder and Tech Lead	CTO at Stampery, founder of LoquilM and Whatools, lecturer, amateur ukulele player and politically aware citizen.
	Daniele Levi	Co-founder and Operations Lead	CEO at Stampery, cryptocurrency pioneer, serial entrepreneur and cryptography enthusiast.
	Luis Iván Cuende	Whitepaper Co-Author and Advisor	Project Lead at Aragon. Stampery co-founder. Forbes 30 under 30 & MIT TR35.
	Johann Ortiz	Rust Engineer	
	Joe Urgo (district0x)	Project advisor	
	Maybe you?	We'll be hiring soon!	
	Soon to be announced	Project advisor	

Perks

FAQ

Where can I read the Witnet whitepaper?

The Witnet protocol whitepaper is available at arXiv. It's a a must read if you are really into blockchain protocols, the underlying tech and their economics. However, for the average investor, the "One Pager" and "Primer" documents listed above may be a much easier start point to understand the Witnet project. Give them a look first!

Will Witnet work with Ethereum smart contracts?

Yes. Ethereum smart contracts will be able to send data requests to the Witnet network and get the responses back thanks to a special kind of *bridge nodes* that make Witnet act as a sidechain of Ethereum, Bitcoin or any other public blockchain.
Bridge nodes are explained in more detail in this article from our blog.

How's Witnet different from Augur, Gnosis and other "prediction markets"?

Augur, Gnosis and similar projects rely mainly on human intervention to resolve their crowdsourced predictions about future events. This introduces latency and makes this schemes unsuitable for automated attestations needed by smart contracts and other software.
On the contrary, Witnet uses a network of witness nodes that run an automated web browser to retrieve and attest data from the Internet without human intervention. Attestation requests can report information that is already available online or be scheduled to retrieve some piece of data that will be published in the future.
Essentialy, **Witnet is based on verifiable facts**, not someone's predictions.

What's the development roadmap for Witnet?

Witnet is an open source project that will be developed by Witnet Foundation in collaboration with a number of other organizations and independent developers. This means that Witnet Foundation can't set the roadmap unilaterally.
However, Witnet Foundation has a strong commitment to ensure the following milestones are met:
- By September 2018: a user-facing demo/prototype that will let users explore the potential of the protocol being built.
- By September 2019: a functional test network implementing the essential features of the Witnet protocol.

Given the experimental nature of the technologies and network protocols under development, these dates and deliverables may be subject to change due to reasons beyond the control of Witnet Foundation.

How's Witnet different from Chainlink and other oracle projects?

Most oracle projects base their approach on specialized oracles. Each oracle is connected only to a certain set of APIs or protocols, and you must choose which oracle to use.
From our perspective, specialized oracles are:
1. likely to have conflicts of interest,
2. scarce and thus rather centralized as too much trust is put on each of them,
3. trivially predictable and thus easily targetable by DoS attacks.
In these schemes, oracle nodes typically use a trusted execution environment known as Intel SGX. This "enclave" is only available on selected hardware, so it's a clear entry barrier. Moreover, the SGX has recently been proven vulnerable to many attacks, including Spectre.
Also, "tokenomics" of projects like ChainLink rely heavily on ERC-20 tokens in the Ethereum blockchain to incentivize oracles to resolve tasks. This fact will hinder their viability until Ethereum's scalability challenges are solved or they accept alternative means of payment.

Witnet approach is instead based on the most generalized form of oracles. They perform *"retrieve-attest-deliver"* tasks without distinction between the sources they query. Weather APIs are not that different from courier APIs! This way, we get rid of any conflict of interests, given that oracle nodes can't even predict which tasks will be assigned to them.

In Witnet, the oracle nodes in the network are called "witnesses". They are automated headless browsers that you can hire to retrieve information from the Internet and deliver it to you or your smart contracts. The more fees you pay, the more the number of witnesses that will be employed.

Although you can decide how many witnesses to employ, the thing is that you can't choose who they are. Tasks are randomly assigned to witnesses in proportion to their reputation.

Our proposal has a "fairness principle" hard-written into every detail. That's the main reason for refusing the use of TEEs or the SGX. We want to give everyone the possibility to spend the spare CPU and bandwidth of their computers (or servers, or phones, or even fridges!) fulfilling *retrieve-attest-deliver* tasks and earning rewards in exchange.

About the "tokenomics", we decided to build Wit as a native token to its own blockchain because in our case it makes no sense to cope with the challenges of running it upon a widely used PoW chain like Ethereum or Bitcoin.

EXHIBIT D

Form of the Token DPA

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE LENDER LIVES OUTSIDE THE UNITED STATES, IT IS THE LENDER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES.

THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY PROSPECTIVE LENDER.

WITNET FOUNDATION

TOKEN DPA

DEBT PAYABLE BY ASSETS

THIS CERTIFIES THAT in exchange for a loan by the undersigned lender (the "**Lender**") in the amount of US$[________] (the "**Debt Amount**") made on or about [Date of DPA] to Witnet Foundation, a Delaware corporation (the "**Company**"), Lender is hereby entitled to repayment, in one or more installments of cash and/or Tokens, with such variable interest rate (or no rate at all), as further set forth below.

"**Tokens**": digital blockchain tokens issued for use in association with a Genesis Event (defined below), in the reasonable business and technical judgment of the Company. For debt satisfaction under the terms of this DPA, Tokens shall be valued at the undiscounted price set by the Company for purposes of the Genesis Event ("**Token Valuation**").

"**Asset Interest Rate**": Twenty percent (20%) interest shall be accrued and payable if repayment is made in Tokens.

"**Fiat Interest Rate**": After the third (3rd) anniversary hereof, fifteen percent (15%) interest shall be accrued and payable at once on the entire Debt Amount. The Fiat Interest Rate shall not apply if repayment obligations are satisfied before the Maturity Date, as further set forth below.

"**Maturity Date**": The third (3rd) anniversary of the date hereof.

"**Milestone No. 1**": *Prototype* - Successful creation of a prototype that displays how the protocol will work from a user perspective. Projected to launch within six (6) months of the date hereof.

"**Milestone No. 2**": *Testnet* – Successful creation of a functional network ready for testing purposes. Projected to launch within eighteen (18) months of the date hereof.

"**Mainnet Release**": The completion of the mainnet blockchain protocol, created by the Company or its Affiliates, ready for use by the general public at the reasonable discretion of the company.

"**Genesis Event**": The time when the Mainnet Release has been made available to the general public, at the reasonable discretion of the Company.

See Section 3 for additional defined terms.

1. *Covenants of the Company*

The Company shall use commercially reasonable efforts to reach each Milestone by its projected launch date and create a Token before the Maturity Date.

2. *Events*

(a) **Repayment of Debt Amount by Cash and/or Assets**.

(i) *Early Repayment in Full by Tokens*: At any time before the third (3rd) anniversary of the date hereof, in a connection with Genesis Event, if the Company has ownership or control of Tokens in an amount adequate to satisfy its repayment obligations under this DPA and other DPAs contemporaneously issued as part of the same offering in full, including any accrued and unpaid interest, the entire Debt Amount shall be due and payable to Lender in Tokens, together with interest accrued on the entire Debt Amount at the Asset Interest Rate (said interest also payable in Tokens), to be calculated based on the Token Valuation. The Company will take all necessary steps to reserve Tokens sufficient to fulfill its repayment obligations under this Token DPA if the company engages in or anticipates a Genesis Event, that would trigger this Section 2(a)(i)'s debt satisfaction procedure;

(ii) *Early Repayment in Cash Before Milestone 1*: At any time before reaching Milestone No. 1 (as defined above),

(A) if the Company decides in good faith that there will be no Genesis Event due to technical, business and/or regulatory challenges, the Company may in its discretion satisfy its obligations with respect to the Debt Amount in full by remitting a cash amount equivalent to at least sixty percent (60%) of the Debt Amount, with no interest or other duties owed to the Lender, and with the remaining amount of forty percent (40%) or less of the Debt Amount being deemed a debt forgiveness by the Lender; or

(B) if the Company fails to reach Milestone 1 within the projected timeline, the Company will provide notice to the Lender and the Lender may, in its discretion request in writing that the Company promptly repay sixty percent (60%) of the Debt Amount in cash, with no interest or other duties owed to the

Lender, and with the remaining forty percent (40%) of the Debt Amount being deemed a debt forgiveness by the Lender;

(iii) ***Early Repayment in Cash Before Milestone 2***: At any time, subsequent to the occurrence of Milestone No. 1 but before reaching Milestone No. 2 (as defined above),

(A) if the Company decides in good faith that there will be no Genesis Event, due to technical, business and/or regulatory challenges, the Company may in its discretion satisfy its obligations with respect to the Debt Amount <u>in full</u> by remitting a cash amount equivalent to at least thirty percent (30%) of the Debt Amount, with no interest or other duties owed to the Lender, and with the remaining seventy percent (70%) or less of the Debt Amount being deemed a debt forgiveness by the Lender; or

(B) if the Company fails to reach Milestone 2 within the projected timeline, the Company will provide notice to the Lender and the Lender may, in its discretion request in writing that the Company promptly repay thirty percent (30%) of the Debt Amount in cash, with no interest or other duties owed to the Lender, and with the remaining seventy percent (70%) of the Debt Amount being deemed a debt forgiveness by the Lender. For the avoidance of doubt, a Lender who requests repayment pursuant to Section 2(a)(ii)(B) will not be entitled to request repayment pursuant to this Section 2(a)(iii)(B);

(iv) ***Repayment in Cash After Milestone 2***: At any time subsequent to the occurrence of Milestone No. 2 and prior to the Maturity Date of this DPA, if the Company decides in good faith that there will be no Genesis Event, due to technical, business and/or regulatory challenges, the Company may elect to satisfy its obligations with respect to the Debt Amount <u>in full</u> by remitting a cash amount equivalent to at least five percent (5%) of the Debt Amount, with no interest or other duties owed to the Lender, and with the remaining ninety-five percent (95%) or less of the Debt Amount being deemed a debt forgiveness by the Lender.

(v) ***Repayment in Cash upon the Maturity Date***: Upon the Maturity Date of this DPA, if the Debt Amount has not been repaid in accordance with subsections (i) to (iv) above, the Debt Amount in its entirety shall be immediately due and payable together with interest payable at the Fiat Interest Rate. Following the Maturity Date, interest shall accrue on all amounts due under this paragraph at a five percent (5%) annual rate.

(b) <u>**Terms Governing Payments Generally.**</u>

(i) All repayment obligations may be satisfied by the Company or any of its Affiliates provided written notice is provided to Lender, however, the Company may not assign or transfer the repayment obligations to any of its Affiliates without the Lender's written consent.

(ii) For purposes of tracking progress of completion of Milestone 1 and Milestone 2, the Company will exercise commercially reasonable efforts to publish on the Company's website, at least monthly updates, regarding the ongoing progress towards the completion of Milestone 1 and Milestone 2.

(c)   **Terms Governing Payment by Tokens.** With respect to any satisfaction of the Debt Amount by Tokens, the number of Tokens needed to repay the Debt Amount and any interest shall be determined based on the Token Valuation as defined above. Where possible, the Token distribution may include fractional Tokens. In the event fractional Tokens are not available, (i) Lender will receive one full Token if the fractional remainder is equal to or in excess of 0.50 Tokens or (ii) Lender will forfeit the value of the fractional Tokens if the fractional remainder is less than 0.50 Tokens.

In the event the Company elects or is required under the terms hereof to make a repayment of Debt Amount (in part or in full) or any interest amount by Tokens, if within 14 calendar days of receiving written notice the Lender fails to provide to Company a network address and other information necessary to facilitate a distribution of digital blockchain tokens, the Company may in its discretion effectuate such repayment in cash and without any interest, without any further obligations associated thereto and in full satisfaction of such full or partial Debt Amount. Lender is responsible for the accuracy of information provided. Providing inaccurate digital key or public address for purposes of token transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

(d)   **Dissolution Event**. The Company shall provide Lender with written notice upon any Dissolution Event. If a Dissolution Event occurs before repayment obligations under the DPA have been satisfied in full, to the extent permissible by Law, Lender shall have priority over all other creditors with respect to (i) any cash funded by and traceable to Lender remaining in a Company bank or escrow account, and (ii) that portion of such Tokens in the Company's possession or control that represents Lender's interest as a fraction of all DPAs issued contemporaneously with this DPA as part of the same offering.

(e)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations in full pursuant to this Section 2.

(f)   **Default**. If the Company (a) fails to pay when due any principal or interest payment on the due date hereunder, and such payment shall not have been made within ten (10) days of the Company's receipt of the Lender's written notice to the Company of such failure to pay; or (b) materially breaches any other covenant contained in this DPA and such failure continues for fifteen (15) days after the Company receives written notice of such material breach from the Lender then in any such case then the Lender may, upon written notice to the Company, declare this DPA in default and immediately due and payable in full.

3. *Other Definitions*

"**Affiliate**": Any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another party. The term "control", "controlled", or "controlling" means the possession, directly or indirectly, of the power to direct the management and policies of a party, whether through the ownership of voting securities, by contract or otherwise.

"**Dissolution Event**": The (i) a voluntary termination of the Company's operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the voluntary filing for bankruptcy protection or making of a general assignment for the benefit of creditors; (iv) an involuntary bankruptcy petition that is not dismissed within sixty (60) days, or (v) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Governmental Authority**": Any nation or government, any state or other political subdivision thereof, any entity exercising legislative, judicial or administrative functions of or pertaining to government, including, without limitation, any government authority, agency, department, board, commission or instrumentality, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory organization.

"**Laws**": Laws, statutes, ordinances, rules, regulations, judgments, injunctions, orders and decrees.

"**Senior Indebtedness**": Any (i) indebtedness, liabilities and other obligations of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other lending or thrift institutions regularly engaged in the business of lending money, whether or not secured, (ii) indebtedness, liabilities and other obligations of the Company under any line of credit or revolving credit facility and (iii) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness.

4. *Company Representations*

(a)   The Company is a validly existing and in good standing under the laws of the state of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when Tokens are to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with

all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company as currently in effect; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   To the knowledge of the Company, no consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate or equivalent approvals; and (ii) any qualifications or filings under Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act which have been made or will be made in a timely manner.

(e)   THE COMPANY MAKES NO WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (i) WARRANTY OF MERCHANTABILITY; (ii) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (iii) WARRANTY OF TITLE; OR (iv) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN, PURCHASER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY, OR ANY OTHER PERSON ON THE COMPANY'S BEHALF.

5. *Lender Representations*

(a)   The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Lender has been advised that this instrument has not been registered under the Securities Act or any state securities laws and is offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that this instrument may not be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Lender is entering into this instrument not with a view to resell it or otherwise redistribute the same.

(d)   The Lender acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this instrument, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of Republic.co and the Lender has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase. The Lender has reviewed the Risk Factors included in the Form C associated with the offering of this instrument.

(f)   The Lender understands and acknowledges that as a DPA Lender, the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument or any Tokens used to satisfy the debt obligations hereunder.

(h)   If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (i) the legal requirements within its jurisdiction for the purchase of this instrument; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument.

(i)   The Lender understands that this instrument is being offered in a regulation crowdfunding offering with other DPAs, and all participants in the aforementioned offering (together, "Lenders") will have the same rights and obligations; provided that each Lender will have its own "Debt Amount".

(j)   The Lender understands and expressly accepts that the Tokens will be created and delivered to the Lender at the sole risk of the Lender on an "AS IS" and "UNDER DEVELOPMENT" basis. The Lender understands and expressly accepts that the Lender has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE LENDER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

(k)   The Lender understands that Lender has no right against the Company or any other person or Affiliate except in the event of the Company's breach of this instrument or intentional fraud. THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR

RELATED TO THIS INSTRUMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO THE COMPANY PURSUANT TO THIS INSTRUMENT. NEITHER THE COMPANY NOR ITS REPRESENTATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS INSTRUMENT.

(l) The Lender understands that Lender bears sole responsibility for any taxes as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of Tokens held by the Purchaser. To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company or any of its Affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the Lender) associated with or arising from the Purchaser's purchase of Tokens hereunder, or the use or ownership of Tokens.

6. *Transfer Restrictions*. The Lender understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this DPA, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES OR TOKENS ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES OR TOKENS DERIVED FROM THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7. Ranking and Subordination.

(a) This instrument and any others of like-kind, issued by the Company shall rank pari passu as to the payment of principal and interest. The Lender agrees that any payments or prepayments to the Lender and to the holders of other DPAs, whether principal, interest or otherwise, shall be made pro rata among the Lender and the other holders of other DPAs issued by the Company based upon the aggregate unpaid principal amount of this DPA and the other DPAs issued by the Company.

(b) By accepting this instrument, the Lender agrees that all payments on account of the indebtedness, liabilities and other obligations of the Company to the Lender, including, without limitation, all amounts of principal, interest accrued hereon, and all other amounts payable by the Company to the Lender under this DPA or in connection herewith shall be subordinated and subject in right of payment, to the extent and manner set forth herein, to the prior payment in full in cash or cash equivalents of any Senior Indebtedness of the Company.

8. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Lender. No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

(b) The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Company stock for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(c) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(d) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(e) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(f) The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually and this instrument only. To the full extent permitted by Law, (i) no arbitration shall be joined with any other; (ii) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (iii) Lender

may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons.

(g)   Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations and binding arbitration: (i) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (ii) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (iii) any claim for injunctive relief.

(h)   This instrument is not intended to and shall not be construed to give any third party any interest or rights (including, without limitation, any third party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby, except as otherwise expressly provided for in this instrument.

(i)   This instrument constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior agreement or understandings among them. The rights and obligations of the parties to this instrument will be binding on, and will be of benefit to, each of the parties' successors, assigns, heirs and estates.

(j)   All notices under this instrument will be sent via email or through the platform that facilitated the offering of this instrument, notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the platform that facilitated the offering of this instrument. Once a party has provided notice, the other party will have 14 calendar days to respond if there is an *actionable event* (for example requesting a cash remittance under Section 2(a)(ii)). It is the Lender's sole responsibility to keep the Company informed of any changes in Lender's email address or any transfers of ownership of this instrument.

(k)   In no event shall any stockholder, officer, director or employee of the Company be liable for any amounts due or payable pursuant to this instrument.

(l)   The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this instrument, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (d) Laws or (e) action by any Governmental Authority.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

WITNET FOUNDATION

By: _____
Name: Daniele Levi
Title: President

Address:
National Registered Agents, Inc.
160 Greentree Drive, Suite 101
Dover, Delaware 19904

Email: dpa@witnet.foundation

LENDER

By: _____

Name: _____

Email: _____